Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at December 31, 2016. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended December 31, 2016.

(Skr millions)
Senior debt:
Long-term	182,892
Short-term	70,056
Total senior debt [1,2]	252,948

Subordinated debt:
Long-term	2,266
Short-term	—
Total subordinated debt [1]	2,266

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 [3]	3,990
Reserves	130
Retained earnings	13,016

Total	17,136

Total capitalization	272,350

1                                           At December 31, 2016, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at December 31, 2016.

2                                           Unguaranteed and unsecured.

3                                           In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since December 31, 2016.